

September 21, 2020

Edward Scheetz
Chief Executive Officer
Ventoux CCM Acquisition Corp.
1 East Putnam Avenue, Floor 4
Greenwich, CT 06830

  Re: Ventoux CCM Acquisition Corp.
   Draft Registration Statement on Form S-1
   Submitted August 27, 2020
   CIK 0001822145

Dear Mr. Scheetz:

  We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 27, 2020

General

1. We note the risk factor that "A public stockholder who fails to vote either in favor of or against a proposed business combination will not be able to have his … shares redeemed for cash." Please revise your Summary section, along with other applicable sections in the prospectus, to prominently address that the public stockholder must vote for or against a proposed business combination to be able to be able to have their shares redeemed for cash.

  You may contact Eric Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you

Edward Scheetz
Ventoux CCM Acquisition Corp.
September 21, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please
contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso